12013531

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 29 2012 WASH., DC SECTION

SEC FILE NUMBER
8-22651

FACING PAGE
Information Required of Brokers and Dealers Pursuance to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 Washington Blvd.
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Patrick J. Canavan — (203) 719-0763
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KJ 3/31

4/2/12

OATH OR AFFIRMATION

I, **Per E. Dyrvik**, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of **UBS Securities LLC (the "Company")**, as of **December 31, 2011**, are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

JUDIT MATUZ
NOTARY PUBLIC
State of Connecticut
My Commission Expires June 30, 2016

Per E. Dyrvik
Managing Director

Judit Matuz
Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- [ ] (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- [ ] (q) Computation of CFTC Minimum Net Capital Requirements.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3)*

UBS Securities LLC

Statement of Financial Condition

December 31, 2011

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members of
UBS Securities LLC

We have audited the accompanying statement of financial condition of UBS Securities LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of UBS Securities LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2012

UBS Securities LLC
Statement of Financial Condition

December 31, 2011
(In Thousands)

Assets		
Cash and cash equivalents		$ 367,898
Receivables from customers		5,774,461
Receivables from brokers, dealers and clearing organizations		6,601,946
Securities borrowed		62,320,097
Securities purchased under agreements to resell		132,983,726
Securities owned, at fair value	$ 31,898,323	
Securities owned, pledged as collateral, at fair value	8,640,550	
Total securities owned, at fair value		40,538,873
Securities received as collateral		504,136
Exchange memberships, at cost (fair value $22,025)		18,553
Goodwill and intangible assets (net of accumulated amortization and impairment of $146,150)		677,664
Dividends and interest receivable		236,174
Other assets		1,024,257
		$ 251,047,785
Liabilities and members' equity		
Short-term borrowings		$ 469,779
Payables to customers		28,405,757
Payables to brokers, dealers and clearing organizations		6,594,665
Securities loaned		35,195,697
Securities sold under agreements to repurchase		151,179,722
Securities sold, not yet purchased, at fair value		9,941,019
Obligation to return securities received as collateral		504,136
Dividends and interest payable		131,289
Other liabilities and accrued expenses		1,132,528
		233,554,592
Subordinated borrowings		12,425,000
Members' equity		5,068,193
		$ 251,047,785

See accompanying notes.

December 31, 2011
(In Thousands, except share data)

1. Organization

UBS Securities LLC (the "Company") is an indirect wholly-owned subsidiary of UBS AG (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the Financial Industry Regulatory Authority ("FINRA"), NASDAQ, and other principal exchanges. In addition, the Company is a registered futures commission merchant and a member of certain major United States ("U.S.") commodity exchanges. The Company is also a primary dealer in U.S. Government securities and provides a full range of investment banking services, including corporate finance, mergers and acquisitions, capital markets, trading and sales, fixed income, equity research and prime brokerage operations.

UBS Americas Inc., a direct wholly owned subsidiary of the Parent, owns all of the Company's Preferred Member's Interest. UBS Americas Inc., together with the Parent, owns all of the Company's Class A and B Members' Interests. See Note 8 for additional information.

2. Significant Accounting Policies

Cash and cash equivalents are defined as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Customers' securities and commodities transactions are recorded on a settlement date basis. Proprietary securities and commodities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are stated at fair value. The fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

2. Significant Accounting Policies (continued)

The Company is a non-transferor sponsor for securitizations in various consumer and commercial financial assets. As a result of these securitizations, it may temporarily retain one or more beneficial interests in the securitized assets, including senior and subordinated tranches, interest-only strips or other residual interests ("retained interests"). Retained interests are recorded in securities owned at their current fair value. The fair value of retained interests is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models, which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") generally are collateralized by U.S. Government, agency and mortgage-backed securities, and are accounted for as financing transactions. Resale and repurchase agreements are recorded at the amounts at which the securities will be subsequently resold or repurchased. The Company may net certain repurchase agreements and resale agreements when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met. Transactions are presented net in the accompanying statement of financial condition where net presentation is permitted. It is the Company's policy to take possession of securities purchased under agreements to resell. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate, or refunded as necessary. Counterparties are principally primary dealers of U.S. Government securities and financial institutions.

Securities borrowed and loaned result from transactions primarily with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. To the extent that the Company receives securities collateral in exchange for securities lent, such transactions are included in securities received as collateral and obligation to return securities received as collateral on the statement of financial condition. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Interest is accrued on repurchase and resale contract amounts, securities borrowed and loaned transactions and interest bearing trading assets and liabilities included in securities owned, at fair value and securities sold, not yet purchased, at fair value. Dividends are accrued on equity securities owned and securities sold, not yet purchased on ex-dividend date. Interest and dividends are included in dividends and interest receivable, and dividends and interest payable on the statement of financial condition.

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life. Fixed assets are included in the Company's statement of financial condition as a component of other assets.

Goodwill and intangible assets, with indefinite lives, are not amortized; instead, these assets are subject to annual impairment tests. Under FASB ASC Topic 350 "Intangibles – Goodwill and Other", goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value including goodwill and intangible assets. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill and intangible assets is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment. The second step involves calculating an implied fair value of goodwill and intangible assets for each reporting unit for which the first step indicated impairment. If the goodwill and intangible assets assigned to a reporting unit exceed the implied fair value of the goodwill and intangible assets, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill and intangible assets assigned to a reporting unit, and the loss establishes a new basis in the goodwill and intangible assets. The Company performed the annual goodwill and intangible assets impairment testing during 2011 for the reporting units with goodwill and intangible assets balances. The Company determines the fair value of a reporting unit using a discounted cash flow analysis. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, and the amount and timing of expected future cash flows. There was an indication of impairment during 2011, mainly due to the uncertainty on the continuation of certain businesses. As such, the Company recorded an impairment to goodwill and intangible assets with indefinite lives during 2011.

Intangible assets with useful lives, consisting of customer relationships, totaling $143,200 (less accumulated amortization of $87,246) are amortized over ten years and are included net in other assets.

2. Significant Accounting Policies (continued)

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

The Company is treated as a partnership for U.S. federal, state and local income tax purposes. As such, the Company is not required to provide for or pay any U.S. federal income taxes. All income, expense, gain or loss of the Company flows through to its partners and is allocated in accordance with the LLC agreement and related tax law. The federal, state and local income tax on such income is the responsibility of the partners. The Company is itself subject to New York City Unincorporated Business Tax ("UBT") for which it accrues current and deferred taxes. The Company may also be subject to other state and local taxes in jurisdictions in which it operates.

In accordance with the provisions of FASB ASC 740 - "Income Taxes" ("ASC Topic 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

FASB Interpretation No. 48, Accounting for Uncertainty in *Income Taxes,* (now incorporated into ASC Topic 740), sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

U.S. generally accepted accounting principles ("U.S. GAAP") require a reporting entity to first assess the consolidation of entities on the basis of the reporting entity's ownership of a majority of voting interest. However, in certain situations, there are no voting rights, or ownership of a majority of voting interest is not a reliable indicator of control. If voting interests do not exist or if they differ significantly from economic interests or if holders of the equity investment at risk lack the power to direct activities of the entity, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity, the entity is considered a Variable Interest Entity ("VIE") under FASB ASC Topic 810 – "Consolidations" ("ASC Topic 810") and control is based on a qualitative determination of which party has a controlling financial interest in the VIE (known as the primary beneficiary). See Note 12 for additional information.

In October 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-13, Revenue Recognition (ASC Topic 605), "Multiple-Deliverable Revenue Arrangements" ("ASU No. 2009-13"). ASU No. 2009-13 amends the guidance that in the absence of vendor-specific objective and third-party evidence for deliverables in multiple-deliverable arrangements, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangements consideration using the relative selling price method. ASU No. 2009-13 expands the disclosure requirements for multiple-deliverable revenue arrangements. ASU No. 2009-13 is effective for fiscal years beginning after June 15, 2010. As required, the Company adopted ASU No. 2009-13 on January 1, 2011, and it did not have a material impact on the Company's statement of financial condition.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASC Topic 820), "Improving Disclosures about Fair Value Measurements" ("ASU No. 2010-06"). ASU No. 2010-06 improves existing disclosures and adds new disclosures surrounding fair value measurement. Certain disclosures of roll forward activity in Level 3 have been enhanced to include the presentation of purchases, sales, issuances and settlements activity in Level 3 on a gross basis. This improved disclosure requirement is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted ASU 2010-06 on January 1, 2011, and it did not have a material impact on the Company's statement of financial condition. See Note 4 for additional information.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

In April 2011, the FASB issued ASU No. 2011-03, Transfers and Servicing (ASC Topic 860), "Reconsideration of Effective Control for Repurchase Agreements" ("ASU No. 2011-03"). ASU No. 2011-03 removes the requirement to consider whether sufficient collateral is held when determining whether to account for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity as sales or as secured financings. This requirement is effective for periods beginning after December 15, 2011. The Company is currently assessing the impact that this will have on its statement of financial condition.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (ASC Topic 820), "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Report Standards ("IFRS")" ("ASU No. 2011-04"). The amendments establish common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. For many requirements, the FASB does not intend for the amendments to result in a change in the application of the requirements of ASC Topic 820. This requirement is effective for periods beginning after December 15, 2011. The Company is currently assessing the impact that this will have on its statement of financial condition.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (ASC Topic 220), "Presentation of Comprehensive Income" ("ASU No. 2011-05"). Among other presentation amendments, ASU No. 2011-05 eliminates the current option to present the components of other comprehensive income ("OCI") as part of the statement of changes in stockholders' equity. This requirement is effective for periods beginning after December 15, 2011. In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (ASC Topic 220), "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-05" ("ASU No. 2011-12"). ASU No. 2011-12 defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of accumulated OCI in both net income and OCI on the face of the financial statements. This requirement is effective for periods beginning after December 15, 2011. The Company is currently assessing the impact that this will have on its statement of financial condition.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

In September 2011, the FASB issued ASU No. 2011-08, Intangibles – Goodwill and Other (ASC Topic 350), "Testing Goodwill for Impairment" ("ASU No. 2011-08"). This accounting guidance simplifies how companies test goodwill for impairment. It allows companies an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under that option, a company would no longer be required to calculate the fair value of a reporting unit unless the company determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This is effective for periods beginning after December 15, 2011, with early adoption permitted. The adoption of this accounting guidance is not expected to have a material impact on the Company's statement of financial condition.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (ASC Topic 210), "Disclosures about Offsetting Assets and Liabilities" ("ASU No. 2011-11"). This accounting guidance changes the disclosure requirements regarding the offsetting of assets and liabilities. It allows the users of the financial statements to evaluate the effect or potential effect of netting arrangements on its financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. Required disclosures include the gross and net amounts of the assets and liabilities, as well as the amounts of offset, and those amounts subject to a master netting agreement that management chooses not to offset. This is effective for periods beginning on or after January 1, 2013. The Company is currently assessing the impact that this will have on its statement of financial condition.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results may differ from those estimates.

3. Cash and Securities Segregated Under Federal Regulations and Other Regulations

Included in cash and cash equivalents at December 31, 2011 is $23,742 of cash segregated and secured in accordance with federal and other regulations. In addition, U.S. Government obligations with a market value of approximately $6,600,921, which are included in securities purchased under agreements to resell on the statement of financial condition, have been segregated in an account reserved for the exclusive benefit of customers under Securities and Exchange Commission ("SEC") Rule 15c3-3.

3. Cash and Securities Segregated Under Federal Regulations and Other Regulations (continued)

At December 31, 2011, the Company was required to segregate $8,988,413 and secure $4,835,054 of cash or securities under the Commodity Exchange Act. The Company had $9,652,936 segregated and $5,246,838 secured, which represented funds deposited by clients, funds accruing to clients as a result of trades or contracts, and securities owned by clients. Securities owned by clients and segregated by the Company are not reflected in the statement of financial condition.

4. Securities Owned and Securities Sold, Not Yet Purchased

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and / or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable internal inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company utilizes a three-level valuation hierarchy that ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified in one of the following three categories:

> Level 1: Quoted market prices in active markets for identical assets or liabilities, which primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded derivatives and listed equities.
>
> Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data, which includes financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

(In Thousands, except share data)

4. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Level 3: Unobservable inputs that are not corroborated by market data, which is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable.

At December 31, 2011, securities owned and securities sold, not yet purchased by the Company are as follows:

Securities Owned, at Fair Value	**(Level 1)**	**(Level 2)**	**(Level 3)**	**Total fair value**
U.S. Government and agency obligations	$ 9,520,635	$ 2,649,860	$ –	$ 12,170,495
Mortgage-backed obligations	9,993,618	556,629	9,042	10,559,289
Corporate debt, including convertible securities	51,406	4,450,806	2,246,298	6,748,510
Equities and warrants	2,970,759	43,935	2,786,703	5,801,397
Options	452,558	30,009	–	482,567
State and municipal obligations	–	–	4,590,867	4,590,867
Money market and commercial paper	–	185,748	–	185,748
	$ 22,988,976	$ 7,916,987	$ 9,632,910	$ 40,538,873

Securities sold, not yet purchased, at fair value	**(Level 1)**	**(Level 2)**	**(Level 3)**	**Total fair value**
U.S. Government and agency obligations	$ 5,345,130	$ 580,465	$ –	$ 5,925,595
Mortgage-backed obligations	4,711	4	50	4,765
Corporate debt, including convertible securities	60,857	1,034,758	1,618	1,097,233
Equities and warrants	2,493,179	30,695	3,935	2,527,809
Options	367,413	18,204	–	385,617
	$ 8,271,290	$ 1,664,126	$ 5,603	$ 9,941,019

(In Thousands, except share data)

4. Securities Owned and Securities Sold, Not Yet Purchased (continued)

During the twelve months ended December 31, 2011, the Company did not have any significant transfers of securities owned, at fair value and securities sold, not yet purchased at fair value between Levels 1 and 2 of the valuation hierarchy.

Securities owned, pledged as collateral, represents proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. The Company also pledges securities owned, at fair value as collateral to counterparties on terms that do not permit the counterparty to sell or repledge the securities, which amounted to $20,053,852 at December 31, 2011.

Securities sold, not yet purchased represent obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

5. Financial Instruments

Financial instruments recorded at fair value in the Company's statement of financial condition include securities owned and securities sold, not yet purchased. See Note 4 for additional information.

The following table represents financial instruments other than those classified as "at fair value," on the statement of financial condition:

	Carrying amount	At fair value
Resale agreements	$ 132,983,726	$ 133,414,770
Repurchase agreements	151,179,722	151,188,179

Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities borrowed, securities loaned, receivables from and payables to customers, short-term borrowings and subordinated borrowings. All financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

(In Thousands, except share data)

5. Financial Instruments (continued)

The Company's customer activities involve the execution, settlement and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contrabrokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by requiring customers or brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or reduce positions, when necessary.

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale agreements, securities borrowed and custody agreements on terms that permit it to repledge or resell the securities to others.

At December 31, 2011, the Company obtained securities with a fair value of approximately $256,487,578 on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

5. Financial Instruments (continued)

Derivative Financial Instruments

Derivatives are financial instruments whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded as a standardized contract on an exchange or an individually negotiated contract in an over the counter market. The Company's derivative transactions are primarily in the form of options, futures, swaps, and forwards. The Company records its derivative activities at fair value.

In the normal course of business, the Company enters into transactions for delayed-delivery, "to-be-announced" ("TBA"), and when-issued securities for which unrealized gains of $375,605 and unrealized losses of $408,471 are recorded in other assets and other liabilities and accrued expenses, respectively, on the statement of financial condition at December 31, 2011. These transactions, for purposes of valuation hierarchy, are classified as Level 1 as of December 31, 2011.

A large portion of the Company's derivative financial instruments are TBA mortgage securities requiring forward settlement. As a principal in the mortgage-backed securities business, the Company has outstanding forward purchase and sale agreements committing the Company to receive or deliver mortgage-backed securities. These forward contracts are generally short term with maturity or settlement dates ranging from 30 to 120 days.

The Company enters into transactions in options, futures, swaps, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk and in connection with its normal proprietary trading activities. Options are included in securities owned, at fair value and securities sold, not yet purchased, at fair value on the statement of financial condition.

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain.

For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

(In Thousands, except share data)

5. Financial Instruments (continued)

Derivative Financial Instruments (continued)

The Company enters into economic hedge transactions, mainly consisting of total return swaps, directly with an affiliate. These transactions are used to hedge against interest rate, market and credit risks associated with commercial mortgage backed securities and student loan auction rate securities, which are included in securities owned on the statement of financial condition. The Company does not apply hedge accounting as defined in FASB ASC Topic 815 – "Derivatives and Hedging" ("ASC Topic 815"), as all financial instruments are marked to market with changes in fair value reflected in earnings. These derivative contracts are short term in nature as they are settled and reset monthly. These transactions, for purposes of valuation hierarchy, are classified as Level 3 as of December 31, 2011.

The following table represents the Company's disclosure requirements of ASC Topic 815:

Derivatives not designated as hedging instruments	Fair value of asset derivatives located in other assets	Fair value of liability derivatives located in other liabilities and accrued expenses
Forward contracts	$ 375,605	$ 408,471
Total return swap contracts	57,665	–
Total	$ 433,270	$ 408,471

6. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan sponsored by the Parent that provides retirement benefits to eligible employees. Effective December 2, 2001, the defined benefit pension plan was closed to new employees, and new employees were automatically enrolled into the new Retirement Contribution feature of the defined contribution plan (as discussed below) and began earning Retirement Contributions, beginning January 1, 2002. As of December 31, 2011, the Retirement Contribution was equal to 3.5% of eligible compensation, subject to certain limitations prescribed by the Internal Revenue Code. In addition, existing employees as of December 1, 2001 made an election either to participate in the new Retirement Contribution feature of the defined contribution plan as of January 1, 2002 or to remain in the defined benefit pension plan.

(In Thousands, except share data)

6. Employee Benefit Plans (continued)

The Company participates in Parent-sponsored postretirement medical, dental and life insurance plans. For employees hired on or before December 31, 2007, retiree premiums are subsidized, retiree contributions are adjusted annually and deductibles, coinsurance, and/or copays apply. The postretirement life insurance plan is non-contributory; the Parent's policy is to pay premiums as required by the carrier. With respect to the postretirement medical and dental, the Parent's policy is to fund benefits on a pay-as-you-go basis.

For employees hired on or after January 1, 2008, retiree premiums are unsubsidized, costs are adjusted annually, deductibles, coinsurance and/or copays apply, and postretirement life insurance does not apply. With respect to the postretirement medical and dental, the Parent's policy is to fund benefits on a pay-as-you-go basis.

The Company also participates in a defined contribution 401(k) plan of the Parent. that provides retirement benefits to eligible employees. Under the defined contribution plan, participants may contribute a portion of their eligible compensation on a pre-tax basis, with the Company matching some portion of those contributions, subject to certain limitations prescribed by the Internal Revenue Code. Eligible participants may also receive a Retirement Contribution (as discussed above) under the defined contribution plan. A participant is 100% vested in his or her Retirement Contribution plus earnings thereon after the earlier of three years of service, attaining age 65 while still an employee, becoming totally and permanently disabled, or upon death. In addition, participants are immediately fully vested in their pre-tax 401(k) contributions and the Company matching contributions in the defined contribution plan.

7. Employee Incentive Plans

Selected personnel received part of their variable compensation in the form of awards granted under deferred compensation plans.

Awards are generally made in restricted Parent shares (or notional shares), which vest ratable over three years. During 2009, the Company only granted share awards to certain employees for which it had a contractual commitment; in 2009 most awards were generally granted in the form of deferred cash, which vests ratable over three years subject to performance conditions being met. No further grants will be made under this plan. Starting in 2010, awards are generally made in restricted Parent shares (or notional shares), which vest ratable over three years again. During 2010, selected employees received grants of performance shares under a one-off forward looking plan, which vest after five years subject to a share price condition being met. Depending on the share price performance, between one and three times of the originally awarded performance shares vest in full after five years. No further grants will be made under this plan.

(In Thousands, except share data)

7. Employee Incentive Plans (continued)

The Company offers a share purchase plan. Until the end of 2009, this plan provided eligible employees the opportunity to purchase Parent shares at their market value on the purchase date and receive two options for each Parent share purchased, up to a maximum limit. The options have a strike price equal to the market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation, or quarterly based on regular deductions from salary. Parent shares purchased under this plan are fully vested but are restricted from sale for two years from the time of purchase, and the options vest after two years and expire ten years after the date of grant. Starting in 2010, the options have been replaced with matching notional shares, i.e. eligible employees are given an opportunity to purchase Parent shares at their market values on the purchase date and for every three Parent shares purchased employees are granted one free notional share, which generally vests after two to three years.

Currently, some Parent share award plans contain clauses which permit the employee to voluntarily terminate employment and continue to vest in their awards provided they do not join a financial services organization. The Company recognizes these costs in the year of performance, net of the expected forfeiture rate which approximated 8.0% at December 31, 2011.

In general, the Company determines the fair value of share and other option awards on the date of grant, which is generally expensed over the vesting period. Awards over cash are also expensed over the vesting period. Awards are generally granted to employees by the Parent and are settled by the Parent.

At December 31, 2011, the total compensation cost related to non-vested awards not yet recognized in 2011 will be $208,448, which is expected to be recognized over a weighted average period of 1.41 years.

8. Members' Equity

At December 31, 2011, members' equity reported on the statement of financial condition includes Class A and Class B Members' Interests and Preferred Member's Interest, all of which were held by the Parent or UBS Americas Inc. The Preferred Member's Interest are non-voting and have preference over the payment of dividends of the Company's Class A and B Members' Interests. Dividends on the Preferred Member's Interest are cumulative and payable quarterly at the London Interbank Offered Rate ("LIBOR"). The Company, with prior written approval of the NYSE, may redeem at any time, any or all of the Preferred Member's Interest at par value plus an amount equal to accrued and unpaid dividends through redemption date.

(In Thousands, except share data)

9. Commitments and Contingencies

The Company enters into forward starting resell agreements (agreements that have a trade date at or prior to December 31, 2011 and settle in the future) that are primarily secured by collateral from U.S. Government and agency obligations and corporate debt securities. At December 31, 2011, these agreements had a carrying value of $4,964,764 of which $4,750,000 settles within 31 days, $164,767 settles within 32-90 days, and $49,997 settles after 91 days.

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at December 31, 2011.

The Company is committed to pay rent for office space under non-cancellable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. The Company has various lease renewal options ranging from five to eight years for substantially all of its leased space, beginning with lease agreements expiring in August 2012. The minimum annual rental payments are expected to be reduced by various sublease agreements.

Expected minimum annual rental payments and sublease income are as follows:

	Minimum Annual Rental Payments	**Minimum Sublease Income**
2012	$ 16,212	$ 573
2013	16,013	276
2014	15,789	184
2015	13,940	–
2016	7,652	–
Thereafter	3,277	–

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and the outcome is often difficult to predict, including the impact on operations or on the statement of financial condition, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, the Company may, based on a cost-benefit analysis, enter into a settlement even though denying any wrongdoing. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reliably estimated. Such provision would be included in other liabilities and accrued expenses on the statement of financial condition.

(In Thousands, except share data)

9. Commitments and Contingencies (continued)

Certain potentially significant legal proceedings or threatened proceedings as of December 31, 2011 are described below. In some cases we provide the amount of damages claimed, the size of a transaction or other information in order to assist investors in considering the magnitude of any potential exposure. We are unable to provide an estimate of the possible financial effect of particular claims or proceedings (where the possibility of an outflow is more than remote) beyond the level of current reserves established. Doing so would require us to provide speculative legal assessments as to claims and proceedings which involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. In many cases a combination of these factors impedes our ability to estimate the financial effect of contingent liabilities. We also believe that such estimates could seriously prejudice our position in these matters.

On May 4, 2011, the Parent announced a $140.3 million settlement with the SEC, the Antitrust Division of the US Department of Justice ("DOJ"), the Internal Revenue Service ("IRS") and a group of state Attorneys General relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. The settlement resolves the investigations by those regulators which had commenced in November 2006. Several related putative class actions, which were filed in Federal District Courts against the Company and affiliates, among numerous other firms, remain pending. However, approximately $63 million of the regulatory settlement will be made available to potential claimants through a settlement fund, and payments made through the fund should reduce the total monetary amount at issue in the class actions for the Company. In December 2010, three former employees of affiliates of the Company were indicted in connection with the Federal criminal antitrust investigation; those individual matters also remain pending.

In late 2008, the Parent entered into settlements with the SEC, the New York Attorney General ("NYAG") and the Massachusetts Securities Division whereby the Company agreed to offer to buy back auction rate securities "(ARS") from eligible customers, and to pay penalties of $150 million ($75 million to the NYAG and $75 million to the other states). The Parent has since settled with the majority of states and is finalizing settlements with the rest. The settlements resolved investigations following the industry-wide disruption in the markets for ARS and related auction failures beginning in mid-February 2008. The SEC continues to investigate individuals affiliated with the Parent regarding the trading in ARS and disclosures. UBS was also named in several putative class actions and is the subject of other pending arbitration and

(In Thousands, except share data)

9. Commitments and Contingencies (continued)

litigation claims by investors and issuers relating to ARS, including a claim asserted by an issuer under state common law and a state racketeering statute seeking at least $40 million in compensatory damages, plus exemplary and treble damages.

The Parent, including the Company, is responding to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes related to the credit crisis and, in particular, mortgage-related securities and other structured transactions and derivatives. In particular, the SEC is investigating the Parent's and the Company's valuation of super senior tranches of collateralized debt obligations ("CDO") during the third quarter of 2007, the Parent's and the Company's structuring and underwriting of certain CDOs during the first and second quarters of 2007, and the Parent's and the Company's reclassification of financial assets pursuant to amendments to International Accounting Standards (IAS) 39, "Financial Instruments: Recognition and Measurement," during the fourth quarter of 2008. The Parent and the Company have provided documents and testimony to the SEC and is continuing to cooperate with the SEC in its investigation. The Parent and the Company have also communicated with and has responded to other inquiries by various governmental and regulatory authorities, including the Swiss Financial Market Supervisory Authority (FINMA), the UK Financial Services Authority (FSA), the SEC, the FINRA, NYAG, and the DOJ, concerning various matters related to the credit crisis. These matters concern, among other things, the Parent's and the Company's (i) disclosures and writedowns, (ii) interactions with rating agencies, (iii) risk control, valuation, structuring and marketing of mortgage-related instruments, and (iv) role as underwriter in securities offerings for other issuers.

A putative consolidated class action was filed in the U.S. District Court for the Southern District of New York against, among others, the Company and numerous other banks that underwrote Lehman Brothers Holdings Inc. debt and preferred equity offerings in 2007 and 2008 alleging violation of the U.S. securities laws. Plaintiffs seek rescissory damages in an unspecified amount, among other relief. A settlement between Plaintiffs and the Underwriter Defendants, including the Company, was reached in November 2011 and awaits final court approval. The Company is fully provisioned for its share of the proposed settlement allocation.

On March 5, 2008, Pursuit Partners, LLC and Pursuit Investment Management, LLC filed a complaint asserting misrepresentation and fraud claims in the Superior Court of the State of Connecticut against the Parent, the Company and an employee of the Company, relating to alleged "creation, marketing, and sale" in 2007 "of notes in certain CDOs, including but not limited to CDO notes issued by an affiliate. The case is currently in discovery and trial is scheduled for January 2013.

(In Thousands, except share data)

9. Commitments and Contingencies (continued)

From 2002 through about 2007, the Company was a substantial underwriter of U.S. residential mortgage-backed securities ("RMBS"). The Company has been named as a defendant relating to its role as underwriter of RMBS in a large number of lawsuits relating to approximately $45 billion in original face amount of RMBS underwritten by the Company. Many of the lawsuits are in their early stages, and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the original face amount of RMBS at issue in these cases, approximately $9 billion was issued in offerings for which the Company acted as underwriter and for which a UBS-related entity transferred the underlying loans (the majority of which were purchased from third-party originators) into a securitization trust (UBS-sponsored RMBS). The remaining $36 billion of RMBS to which these cases relate was issued by third parties in securitizations in which the Company acted as underwriter (third-party RMBS). In connection with certain of these lawsuits, the Company has indemnification rights against surviving third-parties for losses or liabilities incurred by the Company.

These lawsuits include an action brought by the Federal Housing Finance Authority ("FHFA"), as conservator for the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation (collectively, the "GSEs") in connection with the GSEs' investments in $4.5 billion in original face amount of UBS-sponsored RMBS and $1.8 billion in original face amount of third-party RMBS. These suits, which were initially filed in July 2011 and then amended in September 2011, assert claims for damages and rescission under federal and state securities laws and state common law and allege losses of approximately $1.2 billion. The FHFA also filed suits in September 2011 against the Company, and other financial institutions relating to their role as underwriter of third-party RMBS purchased by the GSEs asserting claims under various legal theories, including violations of the federal and state securities laws and state common law. Additionally, the Company is named as a defendant in three lawsuits brought by insurers of RMBS seeking recovery of insurance paid to RMBS investors. These insurers allege that the Company and other RMBS underwriters aided and abetted misrepresentations and fraud by RMBS issuers, and claim equitable and contractual subrogation rights.

On September 29, 2011 a federal court in New Jersey dismissed on statute of limitation grounds a putative class action lawsuit that asserted violations of the federal securities laws against various UBS entities, including the Company, among others, in connection with $2.6 billion in original face amount of UBS-sponsored RMBS. The plaintiff filed an amended complaint on October 31, 2011 which the UBS entities have again moved to dismiss on statute of limitation grounds, among others.

(In Thousands, except share data)

9. Commitments and Contingencies (continued)

A putative consolidated class action has been filed in the U.S. District Court for the Southern District of New York against the Parent, a number of current and former directors and senior officers and certain broker-dealers, including the Company (the "Defendants") that underwrote the Parent's May 2008 Rights Offering alleging violation of the U.S. securities laws in connection with the Parent's disclosures relating to the Parent's positions and losses in mortgage-related securities, the Parent's positions and losses in auction rate securities, and the Parent's U.S. cross-border business. In September 2011, the court dismissed all claims based on purchases or sales of UBS shares made outside the U.S. On December 15, 2011, Defendants moved to dismiss the claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim.

HSH Nordbank AG ("HSH") has filed an action against the Parent and the Company (the "Defendants") in New York State court relating to $500 million of notes acquired by HSH in a synthetic CDO transaction known as North Street Referenced Linked Notes, 2002-4 Limited ("NS4"). The notes were linked through a credit default swap between the NS4 issuer and the Parent to a reference pool of corporate bonds and asset-backed securities. HSH alleges that Defendants knowingly misrepresented the risk in the transaction, sold HSH notes with "embedded losses", and improperly profited at HSH's expense by misusing its right to substitute assets in the reference pool within specified parameters. HSH is seeking $500 million in compensatory damages plus pre-judgment interest. The case was initially filed in 2008. Following orders issued in 2008 and 2009, in which the court dismissed most of HSH's claims and its punitive damages demand and later partially denied a motion to dismiss certain repleaded claims, the claims remaining in the case are for fraud, breach of contract and breach of the implied covenant of good faith and fair dealing. Both sides have appealed the court's most recent partial dismissal order, and a decision on the appeal is pending.

In August 2011, multiple putative class action complaints were filed, and have since been consolidated, in the U.S. District Court for the Southern District of New York against SinoTech Energy Limited (SinoTech), its officers and directors, its auditor at the time of the offering, and its underwriters, including UBS, alleging, among other claims, that the registration statement and prospectus issued in connection with SinoTech's November 3, 2010 $168 million initial public offering of American Depositary Shares contained materially misleading statements and omissions, in violation of the US federal securities laws. Plaintiffs seek unspecified compensatory damages, among other relief.

In addition to the above mentioned cases, the Company is involved in litigation arising in the normal course of business.

(In Thousands, except share data)

9. Commitments and Contingencies (continued)

In the opinion of management, after consultation with legal counsel, the ultimate resolution of such aforementioned litigation will not have a materially adverse effect on the Company's financial position.

10. Related Party Transactions

Pursuant to various service fee arrangements, the Company provides and receives services to and from affiliates. The related receivable and payable, which are included in other assets and other liabilities and accrued expenses on the statement of financial condition, were $198,495 and $77,662, respectively, at December 31, 2011.

The Company primarily uses office space leased by the Parent, and is charged accordingly under the aforementioned service fee arrangements.

The Company clears certain commodity transactions through affiliates. In addition, affiliates clear certain customer and proprietary securities and commodity transactions through the Company.

The Company enters into securities and foreign exchange transactions with affiliates in the normal course of business.

As of December 31, 2011, the Company had balances with affiliates as follows:

	Assets	Liabilities
Cash and cash equivalents	$ 31,459	$ –
Amounts with customers	34,877	79,344
Amounts with brokers, dealers and clearing organizations	2,903,920	4,295,840
Securities borrowed / loaned	11,015,834	33,802,279
Resale/repurchase agreements	5,524,180	71,068,596
Securities received / returned as collateral	503,931	503,931
Short-term borrowings	-	468,055
Accrued interest	13,665	13,587
Other assets / liabilities and accrued expenses	265,092	160,610

Short-term borrowings are due on demand and bear interest based on variable rates.

(In Thousands, except share data)

11. Subordinated Borrowings

The Company has subordinated borrowings with UBS Americas Inc., consisting of term loans of $2,000,000 maturing on September 28, 2012, $500,000 maturing on November 30, 2012, $525,000 maturing on December 29, 2013, $250,000 maturing on December 31, 2013, $750,000 maturing on December 31, 2015, $2,100,000 maturing on February 28, 2016, and $2,000,000 maturing on September 28, 2017.

The Company also has revolving subordinated loan agreement with UBS Americas Inc. This agreement provides revolving credit line of $11,600,000 through December 31, 2013, with final maturity at December 31, 2014. As of December 31, 2011, the Company has drawn down $4,300,000 of the $11,600,000.

Loans with UBS Americas Inc. bear interest at rates that reset at variable intervals as determined by the Parent, based upon similar funding costs charged by the Parent

All subordinated borrowings have been approved by FINRA and the Chicago Mercantile Exchange Group and thus are available in computing regulatory net capital (see Note 13).

12. Asset-Backed Securitization Vehicles

The Company is in the business of sponsoring securitizations (i.e., helped transform financial assets into securities through sales transactions) of securities and other financial assets, principally mortgage-backed and asset-backed securities, acting as lead or co-manager. The Company's continuing involvement in these securitization transactions was primarily limited to the temporary retention of various securities.

At December 31, 2011, the Company retained $185,619 in Commercial Mortgage-Backed Securities (CMBS); $17,111 in CDOs and Collateralized Loan Obligations (CLO); and $21,943 in non-agency residential mortgage securities. These retained interests are generally valued using observable market prices and, when available, are verified by external pricing sources. Retained interests include positions acquired in secondary markets subsequent to securitizations and substantially all retained interests in securities are rated investment grade or higher. Retained interests are included in securities owned, at fair value on the statement of financial condition.

(In Thousands, except share data)

12. Asset-Backed Securitization Vehicles (continued)

The Company and its affiliates sponsored securitizations utilizing special purpose entities ("SPEs") as part of the securitization process. The Company is involved with various entities in the normal course of business that may be deemed to be VIEs. The Company's variable interests in such VIEs predominately include debt and equity interests. The Company's involvement with VIEs arises from being the primary beneficiary as described in Note 2 and from retained interests in connection with securitization activities. At December 31, 2011, $1,307 of loans held within the consolidated VIEs are included in other assets, and the related issued debt is included in other liabilities and accrued expenses on the statement of financial condition. These financial instruments have been classified as Level 3 in accordance with ASC Topic 820, under the criteria as described in Note 4. For the non-consolidated VIEs, for which the Company was also the sponsor, the Company's maximum exposure to loss is its retained interests of $224,673.

The Company does not have any explicit or implicit incremental arrangements that could require it to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to such VIEs, including events and circumstances that could expose the Company to loss. The Company has not provided financial or other support during the period to such VIEs that it was not previously contractually required to provide.

13. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or the risk based capital requirement under the Commodity Exchange Act. At December 31, 2011, the Company had net capital of $12,278,665, which was $11,317,320 in excess of the required net capital of $961,345. The Company's ratio of net capital to aggregate debit items was 67%.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

(In Thousands, except share data)

14. Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes rather than for financial reporting purposes. Provisions for deferred taxes, if applicable, are made in recognition of these temporary differences in accordance with the provisions of ASC Topic 740.

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

In accordance ASC Topic 740, a valuation allowance is to be recorded whenever the ultimate realization of deferred tax assets is, more likely than not, not going to be realized. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for any of its UBT deferred tax assets, and accordingly, a valuation allowance of $887,018 has been recorded. Since December 31, 2010, the valuation allowance increased by $195,782

The components of the Company's deferred tax assets and liabilities as of December 31, 2011 were as follows:

Net Operating Loss Carry forwards	$	865,904
Employee Benefits		18,992
Other Deferred Tax Assets		9,396
Total Deferred Tax Assets		894,292
Less: Valuation Allowance		(887,018)
Deferred Tax Assets Net of Valuation Allowance		7,274
Less: Deferred Tax Liabilities		(7,274)
Total Net Deferred Tax Assets	$	-

At December 31, 2011, the Company's net operating loss carryforwards will begin to expire in 2027. For UBT purposes, there is generally no carryback allowed.

(In Thousands, except share data)

14. Income Taxes (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Total amounts of unrecognized tax benefits as at January 1, 2011	$	30,428
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period		3,671
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period		(2,406)
The amounts of decreases in the unrecognized tax benefits relating to settlement with taxing authority		(5,076)
Total amounts of unrecognized tax benefits as of December 31, 2011	$	26,617
The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	$	23,017
The total amounts of interest and penalties recognized in other liabilities and accrued expenses on the statement of financial condition	$	2,751

The Company files U.S. federal, state and local income tax returns as a partnership. As of December 31, 2011, the Company is currently under examination by the IRS for the tax years 2005 through 2008. Additionally, the Company is under examination by New York City for its NYC UBT returns for the tax years 2003 through 2007. In the next twelve months the Company believes that unrecognized tax benefits will decrease by $12,000 to $13,000.

15. Subsequent Event

The Company has evaluated subsequent events through February 27, 2012, the issuing date of the statement of financial condition. The Company did not note any subsequent events requiring disclosure to the statement of financial condition.

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Statement of Financial Condition

UBS Securities LLC
Year ended December 31, 2011
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

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